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COMMISSION
0549



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SEC FILE NUMBER
8- 51295

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CSS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South LaSalle Street, 15th Floor
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Moran (312) 542-8510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago, (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Carusillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSS, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title


"OFFICIAL SEAL"
Laura Gathings
Notary Public, State of Illinois
My Commission Expires Oct. 26, 2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] SAME PAGE
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A REPORT CONTAINING A STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED: ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT.

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members
CSS, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of CSS, LLC as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSS, LLC, and the results of its operations and its cash flows for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz and Chez, L.L.P.

Chicago, Illinois
January 24, 2002

CSS, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	8,325
Securities owned, at market value		
Equities		164,587,154
Options		14,782,775
Government and Agency		697,342
Corporate convertible		3,608,157
Corporate		2,722,500
Interest and dividends receivable		424,530
Equipment, furniture and leasehold improvements, net		993,317
Other assets		15,289
TOTAL ASSETS	$	187,839,389

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to broker/dealer	$	50,084,489
Securities sold, not yet purchased, at market value		
Equities		68,793,498
Options		9,265,368
Interest and dividends payable		278,684
Accounts payable		288,177
Total Liabilities		128,710,216
Members' Equity		59,129,173
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	187,839,389

The accompanying notes are an integral
part of these financial statements.

CSS, LLC
(An Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUE		
Firm trading	$	31,349,369
Interest		2,199,426
Dividends		2,858,938
Total Revenue		36,407,733
EXPENSES		
Salaries and benefits		2,767,702
Commissions, floor brokerage and clearing fees		1,738,431
Regulatory and exchange fees		185,683
Interest		7,030,253
Dividends		807,833
Depreciation		182,221
Quotation and communication		430,847
Rent expense		108,627
Professional fees		45,036
Other		295,936
Total Expenses		13,592,569
NET INCOME	$	22,815,164

The accompanying notes are an integral part of these financial statements.

CSS, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

Balance at December 31, 2000	$ 41,348,922
Member contributions	1,747,013
Member withdrawals	(6,781,926)
Net income	22,815,164
Balance at December 31, 2001	$ 59,129,173

The accompanying notes are an integral part of these financial statements.

CSS, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net Income	$ 22,815,164
Adjustments to reconcile net income to net cash provided by operations	
Depreciation expense	182,221
Loss on disposal of fixed assets	28,410
Change in assets and liabilities	
Decrease in securities owned	55,274,699
Decrease in interest and dividends receivable	145,450
Increase in other assets	(5,289)
Decrease in payable to broker/dealer-net	(21,282,950)
Decrease in securities sold, not yet purchased	(50,473,948)
Decrease in interest and dividends payable	(564,898)
Decrease in accounts payable	(215,547)
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,903,312
INVESTING ACTIVITIES	
Purchase of equipment, furniture and leasehold improvements	(863,867)
NET CASH USED IN INVESTING ACTIVITIES	(863,867)
FINANCING ACTIVITIES	
Member contributions	1,747,013
Member withdrawals	(6,781,926)
NET CASH USED IN FINANCING ACTIVITIES	(5,034,913)
NET INCREASE IN CASH	4,532
CASH AT DECEMBER 31, 2000	3,793
CASH AT DECEMBER 31, 2001	$ 8,325

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $7,495,989
Cash payments for taxes during the year totaled $148,719

The accompanying notes are an integral part of these financial statements.

CSS, LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(1) NATURE OF BUSINESS

CSS, LLC (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is a registered broker/dealer with the Securities and Exchange Commission ("SEC").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned and sold, not yet purchased, are carried at quoted market values. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Equipment, furniture and leasehold improvements are recorded at cost and are depreciated over their estimated useful lives using an accelerated method. At December 31, 2001, accumulated depreciation was $212,211.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

No provision has been made for income taxes as the tax effects of the Company's activities accrue directly to the members.

(4) DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, as of December 31, 2001:

	(all amounts in millions)		
	Contract Value	Market Value	Average Contract Value During 2001
Equities sold, not yet purchased	$ 69	$ 69	$ 65
Written options	$ 187	$ 9	$ 150
Options held for trading	$ 207	$ 15	$ 200
Futures contracts	$ 20	$ N/A	$ 10

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains originated from trading strategies involving derivative financial instruments.

(5) CONCENTRATION OF CREDIT RISK

A significant credit concentration consisted of the market value of the Company's trading accounts carried by various clearing organizations which represent approximately 100% of the Company's equity.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $23,331,677 which exceeded requirements by $23,231,677 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(7) LEASE COMMITMENT

The Company rents its office space under a lease containing real estate tax and operating expense escalation clauses. At December 31, 2001, the future non-cancelable annual minimum commitments under its lease was as follows:

2002	$ 318,618
2003	328,177
2004	338,022
2005	348,163
2006	358,608
Thereafter	1,646,932
Total	$ 3,338,520

(8) SUBSEQUENT EVENTS

Between January 1, 2001, and January 24, 2001, there were member contributions of $210,000 and member withdrawals of $1,525,000.

SUPPLEMENTARY INFORMATION

CSS, LLC

(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

CREDITS		
Members' equity	$	59,129,173
TOTAL CREDITS		59,129,173
DEBITS		
Non-allowable assets:		
Securities not readily marketable		(67,622)
Equipment, furniture and leasehold improvements, net		(993,317)
Other assets		(15,289)
Secured demand note deficiency		(57)
Charges on open proprietary futures positions		(222,780)
TOTAL DEBITS		(1,299,065)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		57,830,108
Haircuts on securities		(32,265,875)
Undue concentration charges		(2,232,556)
NET CAPITAL	$	23,331,677
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
EXCESS NET CAPITAL	$	23,231,677
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - specified liabilities:		
Accounts payable	$	288,177
TOTAL AGGREGATE INDEBTEDNESS	$	288,177
Percentage of aggregate indebtedness to net capital		1%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

CSS, LLC
(An Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
CSS, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of CSS, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CSS, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that CSS, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2001, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Chicago, Illinois
January 24, 2002